Exhibit 99.1

Gerdau Ameristeel Announces 2009 Second Quarter Results

TAMPA, FL, August 06, 2009 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported a net loss of $57.6 million ($0.13 per share fully diluted) for the three months ended June 30, 2009, in comparison to net income of $262.1 million ($0.60 per share fully diluted) for the three months ended June 30, 2008.  Included in these results is a $36.5 million pre-tax non-cash charge related to actions announced in early June to close or suspend production at certain of the Company’s steel mills.  Excluding these charges, the Non-GAAP Adjusted Net Loss was $30.7 million ($0.07 per share fully diluted).

For the six months ended June 30, 2009, the Company incurred a net loss of $90.3 million ($0.21 per share fully diluted) compared to net income of $425.1 million ($0.98 per share fully diluted) for the six months ended June 30, 2008.  The Non-GAAP Adjusted Net Loss for the six months ended June 30, 2009, excluding the non-cash charges described above, was $63.4 million ($0.15 per share fully diluted).

During the second quarter of 2009, net sales were $1.0 billion and remained flat in comparison to the three months ended March 31, 2009, but decreased 60% from the $2.5 billion for the three months ended June 30, 2008.  Weighted average mill selling price decreased 16% or $116 per ton in comparison to the three months ended March 31, 2009 and decreased 31% or $270 per ton in comparison to the second quarter of 2008.  Finished steel shipments were 1.3 million tons for the three months ended June 30, 2009, an increase of 13% in comparison to the first quarter of 2009 but a decrease of 46% from the three months ended June 30, 2008.

Net sales for the six months ended June 30, 2009 were $2.1 billion compared to net sales of $4.6 billion from the same period in 2008.  Weighted average mill selling price for the six months ended June 30, 2009 decreased 18% or $143 per ton compared to the same period in 2008 while finished steel shipments decreased 48% to 2.5 million tons for the six months ended June 30, 2009 compared to 4.9 million tons for the same period in 2008.

For the three months ended June 30, 2009, metal spread, the difference between mill selling prices and scrap raw material costs, was $440 per ton, a decrease of $59 per ton from the same period in 2008.  In comparison to the three months ended March 31, 2009, metal spreads decreased by $88 per ton as the decrease in selling prices was much greater than the decrease in scrap raw material costs.  Scrap raw material cost used in production for the three months ended June 30, 2009 was $172 per ton, a decrease of $211 per ton compared to the three months ended June 30, 2008 and a decrease of $28 per ton compared to the three months ended March 31, 2009.  For the six months ended June 30, 2009, metal spread was $481 per ton and remained flat in comparison to the same period in the prior year.

EBITDA was $64.8 million for the three months ended June 30, 2009, compared to EBITDA of $521.1 million for the three months ended June 30, 2008.  Despite the reduction in metal spread outlined above, EBITDA improved 33% from the $48.7 million for the three months ended March 31, 2009.  For the six months ended June 30, 2009, EBITDA was $113.5 million compared to EBITDA of $908.5 million for the six months ended June 30, 2008.

Included in cost of sales (exclusive of depreciation and amortization) for the three and six months ended June 30, 2009 is a pre-tax charge of $14.6 million and $33.0 million to write down the value of certain of the Company’s inventory to its current market value.  The writedown of the Company’s inventory was primarily related to the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices for the Company’s finished products.

During the three months ended June 30, 2009, the Company incurred a $14.5 million foreign exchange loss as the Canadian dollar strengthened approximately 8% in comparison to the US dollar.  This charge arose from the revaluation of US dollar investments held by our Canadian entities.

At June 30, 2009, the Company had $1.1 billion of cash and short-term investments an increase of $443.9 million from the levels at December 31, 2008.  In addition, the Company had approximately $538.7 million of availability under secured credit facilities which resulted in a total liquidity position of approximately $1.7 billion at June 30, 2009.  On July 17, 2009, the Company announced its intention to utilize some of its cash to fully redeem its $405 million 10 3/8% senior notes due in 2011 on August 31, 2009.

The Company announced in early June that it would suspend production at the Sayreville, New Jersey steel mill, close the rolling mill in Perth Amboy, New Jersey and also enter into discussions with the United Steel Workers regarding the potential closure of the Company's steel mill located in Sand Springs, Oklahoma.  The Company has entered into a closing agreement with the USW with respect to the Perth Amboy facility and discussions regarding the potential closure of Sand Springs facility are continuing. However, after further evaluation of our markets and production capabilities, the Company has decided not to suspend production at the Sayreville mill.  As noted above, the Company recorded a $36.5 million charge during the three months ended June 30, 2009.  Depending on the outcome of the Sand Springs discussions, further charges of up to $50 million, on an after tax basis, could be incurred.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“While market conditions continue to present a difficult operating environment, we did see promising signs that conditions may have reached a bottom.  During the quarter, we saw a stabilization of volumes as destocking by our customers appears to be slowing, as well as a firming of steel prices across all steel products.

We have made tremendous progress on further reducing costs and implementing productivity initiatives which have resulted in improved EBITDA despite the pressure experienced with respect to selling prices. In addition, we continue to focus on further strengthening our balance sheet which has resulted in continued liquidity growth.  We believe this focus will ensure that Gerdau Ameristeel can continue to perform in an otherwise difficult operating environment and position us well for when conditions improve.”

IFRS Conversion

The Company has applied with the Ontario Securities Commission (the “OSC”) for approval to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of January 1, 2009 and a transition date of January 1, 2008.  The Company believes that the adoption of IFRS is in the best interests of the Company and the users of its financial information because the adoption of IFRS-IASB will align the bases of accounting under which the Company and its majority owner, Gerdau S.A., prepare their financial statements and increase the comparability of the Company’s financial statements to those of a number of global issuers, including competitors within the steel industry, who already prepare, or will soon be required to prepare, financial statements in accordance with IFRS.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Thursday, August 6, 2009, at 3:00 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via the Company’s Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 57 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi President and Chief Executive Officer Gerdau Ameristeel (813) 207-2346 mlonghi@gerdauameristeel.com	Barbara R. Smith Vice President and Chief Financial Officer Gerdau Ameristeel (813) 319-4324 basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

NET SALES	$1,035,964	$2,545,810	$2,073,663	$4,577,472

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	906,457	1,980,192	1,837,334	3,580,819
Selling and administrative	62,544	74,829	118,844	129,405
Depreciation	52,764	51,984	105,093	104,504
Amortization of intangibles	16,490	26,257	33,098	50,420
Facility closure costs	36,545	-	36,545	-
Other operating expense (income), net	2,129	(340)	4,425	(890)
	1,076,929	2,132,922	2,135,339	3,864,258

(LOSS) INCOME FROM OPERATIONS	(40,965)	412,888	(61,676)	713,214

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(5,256)	41,727	(15,500)	60,107

(LOSS) INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	(46,221)	454,615	(77,176)	773,321

OTHER EXPENSES
Interest expense	35,581	35,564	74,731	87,403
Interest income	(1,762)	(2,638)	(3,163)	(9,301)
Foreign exchange loss (gain), net	14,488	(451)	11,755	(4,329)
Amortization of deferred financing costs	3,001	2,691	5,807	5,382
Writedown of investments	-	17,004	-	39,671
	51,308	52,170	89,130	118,826

(LOSS) INCOME BEFORE INCOME TAXES	(97,529)	402,445	(166,306)	654,495

INCOME TAX (BENEFIT) EXPENSE	(40,746)	136,795	(74,879)	221,442

NET (LOSS) INCOME	(56,783)	265,650	(91,427)	433,053

Less: Net income (loss) attributable to non-controlling interest	797	3,543	(1,175)	7,938

NET (LOSS) INCOME ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(57,580)	$262,107	$(90,252)	$425,115

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
(Loss) earnings per common share - basic	$(0.13)	$0.61	$(0.21)	$0.98
(Loss) earnings per common share - diluted	$(0.13)	$0.60	$(0.21)	$0.98

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)
(Unaudited)
	June 30,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$873,590	$482,535
Short-term investments	258,631	205,817
Accounts receivable, net	533,214	677,569
Inventories	856,414	1,267,768
Deferred tax assets	25,478	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	14,232	14,771
Income taxes receivable	69,423	28,455
Other current assets	24,584	22,936
Total Current Assets	2,655,566	2,731,265

Investments in 50% Owned Joint Ventures	147,797	161,901
Long-term Investments	32,414	33,189
Property, Plant and Equipment, net	1,730,803	1,808,478
Goodwill	1,958,721	1,952,011
Intangibles	482,625	515,736
Deferred Financing Costs	43,292	35,170
Deferred Tax Assets	3,745	-
Other Assets	29,237	32,305

TOTAL ASSETS	$7,084,200	$7,270,055

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$207,751	$182,697
Accrued salaries, wages and employee benefits	96,895	148,244
Accrued interest	44,090	54,480
Income taxes payable	580	2,983
Accrued sales, use and property taxes	13,512	13,902
Current portion of long-term environmental reserve	5,097	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	30,495	45,687
Other current liabilities	14,064	20,932
Current portion of long-term borrowings	3,183	1,893
Total Current Liabilities	415,667	478,417

Long-term Borrowings, Less Current Portion	3,063,360	3,067,994
Accrued Benefit Obligations	301,709	339,055
Long-term Environmental Reserve, Less Current Portion	13,417	11,151
Other Liabilities	73,444	116,092
Deferred Tax Liabilities	324,464	323,854

TOTAL LIABILITIES	4,192,061	4,336,563

Contingencies, Commitments and Guarantees

Shareholders' Equity
Capital stock	2,555,535	2,552,323
Retained earnings	424,289	523,187
Accumulated other comprehensive (loss) income	(119,535)	(178,636)

Total Gerdau Ameristeel & Subsidiaries Shareholders' equity	2,860,289	2,896,874

Non-controlling interest	31,850	36,618

TOTAL SHAREHOLDERS' EQUITY	2,892,139	2,933,492

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,084,200	$7,270,055

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net (loss) income	$(56,783)	$265,650	$(91,427)	$433,053
Adjustment to reconcile net (loss) income to net cash provided by
(used in) operating activities:
Depreciation	52,764	51,984	105,093	104,504
Amortization of intangibles	16,490	26,257	33,098	50,420
Amortization of deferred financing costs	3,001	2,691	5,807	5,382
Deferred income taxes	(4,683)	(14,134)	(8,453)	(15,968)
Loss (gain) on disposition of property, plant and equipment	533	254	1,467	(269)
Loss (income) from 50% owned joint ventures	5,256	(41,727)	15,500	(60,107)
Distributions from 50% owned joint ventures	-	30,000	405	40,404
Compensation cost from share-based awards	5,271	12,611	3,969	15,799
Excess tax benefits from share-based payment arrangements	(91)	(469)	(112)	(1,133)
Realized loss on writedown of investments	-	17,004	-	39,671
Facility closure costs	36,545	-	36,545	990
Writedown of inventory	14,618	726	33,044	2,937

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	37,518	(228,495)	147,443	(357,691)
Inventories	181,654	(225,761)	383,176	(274,895)
Other assets	(2,498)	(1,951)	1,868	(3,085)
Liabilities	(5,060)	97,082	(151,012)	182,976
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	284,535	(8,278)	516,411	162,988

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(22,816)	(35,004)	(59,100)	(65,710)
Proceeds from disposition of property, plant and equipment	234	312	1,413	1,614
Acquisitions	-	(203,500)	-	(203,500)
Purchases of investments	(218,169)	-	(487,857)	-
Proceeds from sales of investments	290,482	700	436,179	700
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	49,731	(237,492)	(109,365)	(266,896)

FINANCING ACTIVITIES
Proceeds from issuance of debt	-	1	-	499
Payments on term borrowings	(1,021)	(4,234)	(3,647)	(4,259)
Payments of deferred financing costs	(13,921)	(108)	(13,921)	(108)
Cash dividends	-	(8,645)	(8,646)	(125,310)
Distributions to subsidiary's noncontrolling interest	-	-	(3,593)	(3,065)
Proceeds from exercise of employee stock options	1,565	630	1,659	1,124
Excess tax benefits from share-based payment arrangements	91	469	112	1,133
NET CASH USED IN FINANCING ACTIVITIES	(13,286)	(11,887)	(28,036)	(129,986)

Effect of exchange rate changes on cash and cash equivalents	17,011	452	12,045	(1,728)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	337,991	(257,205)	391,055	(235,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	535,599	568,945	482,535	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$873,590	$311,740	$873,590	$311,740

SUPPLEMENTAL INFORMATION

Cash payments for income taxes	$(22,494)	$176,998	$(19,309)	$195,045

Cash payments for interest	$1,699	$4,029	$81,577	$78,113

Non-GAAP Financial Measures

Non-GAAP Adjusted Net Income (Loss) and earnings (loss) per share, which excludes the impact of facility closure costs and the writedown of investments is a non-GAAP financial measure.  Management believes that it is useful as a supplemental measure in assessing the operating performance of the business.  The measure is used by the Company to evaluate business results.  The Company excludes facility closure costs and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business.  Below is a reconciliation of this Non-GAAP measure to net (loss) income for the periods indicated, excluding facility closure costs and writedown of investments.

	For the Three Months Ended - Unaudited		For the Three Months Ended - Unaudited

	June 30, 2009	Diluted EPS	June 30, 2008	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net (Loss) Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(57,580)	$(0.13)	$262,107	$0.60

Adjustment for facility closure costs	36,545	0.08	-	-

Adjustment for income tax on facility closure costs	(9,704)	(0.02)	-	-

Adjustment for writedown of investments	-	-	17,004	0.04

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share
attributable to Gerdau Ameristeel & Subsidiaries	$(30,739)	$(0.07)	$279,111	$0.64

	For the Six Months Ended - Unaudited		For the Six Months Ended - Unaudited

	June 30, 2009	Diluted EPS	June 30, 2008	Diluted EPS
($000s)
Reconciliation of net (loss) income to Non-GAAP Adjusted
Net Income:

Net (loss) income attributable to Gerdau Ameristeel & Subsidiaries	$(90,252)	$(0.21)	$425,115	$0.98

Adjustment for facility closure costs	36,545	0.08	-	-

Adjustment for income tax on facility closure costs	(9,704)	(0.02)	-	-

Adjustment for writedown of investments	-	-	39,671	0.09

Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share
attributable to Gerdau Ameristeel & Subsidiaries	$(63,411)	$(0.15)	$464,786	$1.07

EBITDA (EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation and amortization, writedown of investments, cash distributions from 50% owned joint ventures, facility closure costs, and foreign exchange gain/loss, net; and deducting interest income and (loss) income from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	June 30, 2009	June 30, 2008

($000s)
Net (loss) income	(56,783)	265,650
Income tax (benefit) expense	(40,746)	136,795
Interest and other expense on debt	35,581	35,564
Interest income	(1,762)	(2,638)
Depreciation	52,764	51,984
Amortization of intangibles	16,490	26,257
Facility closure costs	36,545	-
Amortization of deferred financing costs	3,001	2,691
Loss (income) from 50% owned joint ventures	5,256	(41,727)
Cash distribution from 50% owned joint ventures	-	30,000
Foreign exchange (gain) loss, net	14,488	(451)
Writedown of investments	-	17,004

EBITDA	$64,834	$521,129

	For the Six Months Ended - Unaudited

	June 30, 2009	June 30, 2008

($000s)
Net (loss) income	(91,427)	433,053
Income tax expense	(74,879)	221,442
Interest and other expense on debt	74,731	87,403
Interest income	(3,163)	(9,301)
Depreciation	105,093	104,504
Amortization of intangibles	33,098	50,420
Facility closure costs	36,545	-
Amortization of deferred financing costs	5,807	5,382
Income from 50% owned joint ventures	15,500	(60,107)
Cash distribution from 50% owned joint ventures	405	40,404
Foreign exchange (gain) loss, net	11,755	(4,329)
Writedown of investments	-	39,671

EBITDA	$113,465	$908,542

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES
	For the Three Months Ended
	June 30, 2009		June 30, 2008

	Tons		Tons
Production
Melt Shops	1,341,067		2,504,088
Rolling Mills	1,215,710		2,406,082

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	266,169	20%	489,694	20%
Merchant / Special Sections / Structurals	652,549	49%	1,423,274	57%
Rod	123,501	9%	193,421	7%
Fabricated Steel	298,758	22%	393,696	16%
Total Shipments	1,340,977	100%	2,500,085	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$612		$882
Fabricated steel shipments	941		1,098

Scrap Charged	172		383

Metal Spread (Selling price less scrap)
Mill external shipments	440		499
Fabricated steel shipments	769		715

Mill manufacturing cost	308		332

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES
	For the Six Months Ended
	June 30, 2009		June 30, 2008

	Tons		Tons
Production
Melt Shops	2,491,961		4,931,262
Rolling Mills	2,421,669		4,708,986

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	458,669	18%	994,941	20%
Merchant / Special Sections / Structurals	1,254,435	50%	2,775,125	57%
Rod	240,668	9%	392,727	8%
Fabricated Steel	572,467	23%	715,896	15%
Total Shipments	2,526,239	100%	4,878,689	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$666		$809
Fabricated steel shipments	1,013		1,036

Scrap Charged	185		331

Metal Spread (Selling price less scrap)
Mill external shipments	481		478
Fabricated steel shipments	828		705

Mill manufacturing cost	333		319